Exhibit 18.1

November 5, 2010

Board of Directors
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300
McLean, VA 22102

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2010. Note 12 therein describes a change in accounting principle related to the change in the date of the annual goodwill impairment test under Accounting Standards Codification 350, Intangibles — Goodwill and Other (“ASC 350”). It should be understood that the preferability of one acceptable method of accounting over another for the change in the date of the annual goodwill impairment test under ASC 350 has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.
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We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2009. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP